UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Security Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

814131405

(CUSIP Number)

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

(203) 625-0770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian D. Fitzgerald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,945

	8.	Shared Voting Power 4,983,361

	9.	Sole Dispositive Power 513,945

	10.	Shared Dispositive Power 4,983,361

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,497,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 82,453 ☒

13.	Percent of Class Represented by Amount in Row (11) 81.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS, Inc. #51-0315515

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 527,689

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 527,689

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,983,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 77.3%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Capital Partners, Inc. #13-3109595

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CP Acquisition, L.P. No. 1 #51-0328383

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,455,672

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,455,672

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS Partners, L.P. #06-1326750

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. George Gebauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,198

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 119,198

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,198

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Schlueter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 38,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 1.0%

14.	Type of Reporting Person (See Instructions) IN

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

THIS STATEMENT CONSTITUTES AMENDMENT NO. 12 TO THE SCHEDULE 13D PREVIOUSLY FILED.

Item 1.	Security and Issuer

This Amendment No. 12 to Schedule 13D (originally filed on November 24, 1989 as subsequently amended) (this “Amendment No. 12”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Security Capital Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.

Item 2.	Identity and Background

(a)           This Amendment No. 12 is being filed by Brian D. Fitzgerald, FGS, Inc., a Delaware corporation, Capital Partners, Inc., a Connecticut corporation, CP Acquisition, L.P. No. 1, a Delaware limited partnership, FGS Partners, L.P., a Connecticut limited partnership, A. George Gebauer and William R. Schlueter (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

(b) and (c) See Schedule A hereto.

(d) and (e)              During the past five years, no Reporting Person or any other person listed in Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) See Schedule A hereto.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended by adding the following paragraph:
Financing for the Offer described in Item 4 hereof is expected to be provided by funds from one or more of the following sources: (i) a new senior credit facility or facilities to be entered into by Newco (as defined below), the Issuer or one or more of the Issuer’s subsidiaries; (ii) up to $15.0 million of available proceeds from the senior subordinated promissory note issued by the Issuer to J.H. Whitney Mezzanine Fund, L.P. on January 14, 2004; (iii) any proceeds from the sale of Issuer assets; and (iv) cash and cash equivalents available at the Issuer.

Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding the following paragraphs:
(a) - (j)

On July 13, 2004, Brian D. Fitzgerald delivered a letter (the “Offer Letter”) to the Issuer, which sets forth the terms of an offer pursuant to which a Delaware corporation to be formed (“Newco”) by the Reporting Persons would acquire by merger (the “Merger”) all of the outstanding shares of Class A Common Stock, Common Stock, par value $0.01 per share (“Common Stock”), and Zero Coupon Convertible Preferred Stock, par value $0.01 per share, of the Issuer, other than any shares of Class A Common Stock and Common Stock owned by Mr. Fitzgerald, CP Acquisition, L.P. No. 1 and the other Reporting Persons, at a price per share of $9.00.  The Reporting Persons understand that the Special Committee of the Board of Directors of the Issuer, in conjunction with its independent investment bank and independent legal counsel, will be considering the offer.

The foregoing description of the Offer Letter is qualified in its entirety by reference to the full text of the Offer Letter, which is attached as Exhibit 2 hereto, and is incorporated herein by reference.

The decision as to whether to proceed with the above-described proposal will depend on whether the Reporting Persons can agree with the Issuer on the terms and conditions of a definitive merger agreement and whether the conditions to closing to be set forth in any such agreement are satisfied.

If the Merger is completed as described above, the Class A Common Stock of the Issuer would be delisted from the American Stock Exchange.  In addition, the Issuer would become eligible to terminate the registration of its Class A Common Stock pursuant to Section 12(g)(4) of the Act and, as a result of such a termination, would cease to file periodic reports with the Securities and Exchange Commission.

Other than described above or previously reported herein, none of the Reporting Persons nor any of the other persons listed in Schedule A hereto has any plan or proposal which relates to or would result in any of the events listed in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) Number of shares of Class A Common Stock beneficially owned as of July 13, 2004 by each of the Reporting Persons and the other persons listed in Schedule A hereto:

Number of Shares of Class A Common Stock:

Brian D. Fitzgerald	5,497,306
FGS, Inc.	4,983,361
Capital Partners, Inc.	4,455,672
CP Acquisition, L.P. No. 1	4,455,672
FGS Partners, L.P.	4,455,672
A. George Gebauer	119,198
William R. Schlueter	38,000
Wendy E. Bolton	1,400
Ryan D. Bell	0

Percent of Class A Common Stock(1):

Brian D. Fitzgerald	81.2%
FGS, Inc.	77.3%
Capital Partners, Inc.	69.1%
CP Acquisition, L.P. No. 1	69.1%
FGS Partners, L.P.	69.1%
A. George Gebauer	1.8%
William R. Schlueter	*
Wendy E. Bolton	*
Ryan D. Bell	*

(1)                                  Based on 6,450,587 shares of Class A Common Stock issued and outstanding as of May 14, 2004 (as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

(b) Number of shares of Class A Common Stock beneficially owned as of July 13, 2004 as to which the Reporting Persons and each of the other persons listed in Schedule A hereto have:

(i)            sole power to vote or direct the vote:

Person	Number of Shares
Brian D. Fitzgerald	513,945	(2)(3)
FGS, Inc.	527,689
Capital Partners, Inc.	0
CP Acquisition, L.P. No. 1	4,455,672
FGS Partners, L.P.	0
A. George Gebauer	119,198	(4)
William R. Schlueter	38,000	(5)
Wendy E. Bolton	1,400	(6)
Ryan D. Bell	0

(2)                                  Includes 320,000 shares of Class A Common Stock acquirable within 60 calendar days upon the exercise of stock options granted to Mr. Fitzgerald pursuant to the Issuer’s 2000 Long-Term Incentive Plan.

(3)                                  Excludes 82,453 shares of Class A Common Stock owned by The Fitzgerald Trust, of which Mr. Fitzgerald’s brother is the trustee and Mr. Fitzgerald’s minor children are the sole beneficiaries, as to which shares beneficial ownership is disclaimed by Mr. Fitzgerald for all purposes.

(4)                                  Includes 30,000 shares of Class A Common Stock acquirable within 60 calendar days upon the exercise of stock options granted to Mr. Gebauer pursuant to the Issuer’s 2000 Long-Term Incentive Plan.

(5)                                  Consists of 38,000 shares of Class A Common Stock acquirable within 60 calendar days upon the exercise of stock options granted to Mr. Schlueter pursuant to the Issuer’s 2000 Long-Term Incentive Plan.

(6)                                  Consists of 1,400 shares of Class A Common Stock acquirable within 60 calendar days upon the exercise of stock options granted to Ms. Bolton pursuant to the Issuer’s 2000 Long-Term Incentive Plan.

(ii)           shared power to vote or direct the vote:

Person	Number of Shares
Brian D. Fitzgerald	4,983,361	(7)
FGS, Inc.	4,455,672	(8)
Capital Partners, Inc.	4,455,672	(7)
CP Acquisition, L.P. No. 1	0
FGS Partners, L.P.	4,455,672	(7)
A. George Gebauer	0
William R. Schlueter	0
Wendy E. Bolton	0
Ryan D. Bell	0

(iii)          sole power to dispose or to direct the disposition of:

Person	Number of Shares
Brian D. Fitzgerald	513,945	(2)(3)
FGS, Inc.	527,689
Capital Partners, Inc.	0
CP Acquisition, L.P. No. 1	4,455,672
FGS Partners, L.P.	0
A. George Gebauer	119,198	(4)
William R. Schlueter	38,000	(5)
Wendy E. Bolton	1,400	(6)
Ryan D. Bell	0

(7)                                  Includes 4,455,672 shares of Class A Common Stock owned of record by CP Acquisition L.P., No. 1 and 527,689 shares of Class A Common Stock owned of record by FGS, Inc.

(8)                                  Includes 4,455,672 shares of Class A Common Stock owned of record by CP Acquisition L.P., No. 1.

*                                         Less than 1.0%.

(iv)          shared power to dispose or to direct the disposition of:

Person	Number of Shares
Brian D. Fitzgerald	4,983,361	(7)
FGS, Inc.	4,455,672	(8)
Capital Partners, Inc.	4,455,672	(8)
CP Acquisition, L.P. No. 1	0
FGS Partners, L.P.	4,455,672	(8)
A. George Gebauer	0
William R. Schlueter	0
Wendy E. Bolton	0
Ryan D. Bell	0

(c)           None of the Reporting Persons or any other person listed in Schedule A hereto has effected any transactions in the Class A Common Stock within the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described above or previously reported herein, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons or any other person listed in Schedule A hereto and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended by adding the following exhibits:
(1) Joint Filing Agreement, dated as of July 14, 2004, among the Reporting Persons.
(2) Offer Letter, dated July 13, 2004, from Brian D. Fitzgerald to the Issuer.
[Signature Pages to Amendment No. 12 Follow]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated: July 14, 2004

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald

FGS, INC.

By:	/s/ Brian D. Fitzgerald
Name: Brian D. Fitzgerald
Title: President and Treasurer

CAPITAL PARTNERS, INC.

By:	/s/ Brian D. Fitzgerald
Name: Brian D. Fitzgerald
Title: President

CP ACQUISITION, L.P. NO. 1

By: FGS, Inc.
Its: General Partner

	By:	/s/ Brian D. Fitzgerald
Name: Brian D. Fitzgerald
Title: President and Treasurer

FGS PARTNERS, L.P.

By: Capital Partners, Inc.
Its: General Partner

By:	/s/ Brian D. Fitzgerald
Name: Brian D. Fitzgerald
Title: President

/s/ A. George Gebauer
A. George Gebauer

/s/ William R. Schlueter
William R. Schlueter

SCHEDULE A

FGS, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

Controlling Persons, Executive Officers and Directors of FGS, Inc., a Delaware corporation:

Brian D. Fitzgerald	-	President, Treasurer & Director
A. George Gebauer	-	Vice President, Secretary & Director

FGS, Inc. is a general partner of, and holds investments directly in, CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.

Messrs. Fitzgerald and Gebauer are principally employed as officers of Capital Partners, Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.  Except as disclosed in Item 5 of this Amendment 12, none of such persons beneficially owns any shares of Class A Common Stock of the Issuer.  All of the foregoing individuals are United States citizens.

Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

Controlling Persons, Executive Officers and Directors of Capital Partners, Inc., a Connecticut corporation:

Brian D. Fitzgerald	-	President, Treasurer & Director
A. George Gebauer	-	VP & Managing Director
William R. Schlueter	-	VP & Managing Director
Ryan D. Bell	-	Vice President
Wendy E. Bolton	-	Secretary

Capital Partners, Inc. is a general partner of, holds investments directly in, and provides administrative services for CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.

Messrs. Fitzgerald, Gebauer, Schlueter and Bell and Ms. Bolton are principally employed as officers of Capital Partners, Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.  Except as disclosed in Item 5 of this Amendment 12, none of such persons beneficially owns any shares of Class A Common Stock of the Issuer.  All of the foregoing individuals are United States citizens.

FGS Partners, L.P.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

FGS Partners, L.P. is a Connecticut limited partnership.

General Partner:            Capital Partners, Inc.

FGS Partners, L.P. is general partner of, and holds investments directly in, CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.  See the description of Capital Partners, Inc. above for a description of its controlling persons, executive officers and directors.

CP Acquisition, L.P. No. 1

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

CP Acquisition, L.P. No. 1 is a Delaware limited partnership.

General Partners:          FGS, Inc., Capital Partners, Inc., FGS Partners, L.P.

CP Acquisition, L.P. No. 1 is the limited partnership which owns the Class A Common Stock of the Issuer. See the description of the three general partners above for a description of the controlling persons, executive officers and directors thereof.

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the descriptions of Mr. Brian D. Fitzgerald under the descriptions of FGS, Inc., Capital Partners, Inc., FGS Partners, L.P. and CP Acquisition, L.P. No. 1 above.

A. George Gebauer

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the descriptions of Mr. A. George Gebauer under the descriptions of FGS, Inc. and Capital Partners, Inc. above.

William R. Schlueter

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the description of Mr. William R. Schlueter under the description of Capital Partners, Inc. above.

Wendy E. Bolton

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the description of Ms. Wendy E. Bolton under the description of Capital Partners, Inc. above.

Ryan D. Bell

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

See the description of Mr. Ryan D. Bell under the description of Capital Partners, Inc. above.

INDEX OF EXHIBITS TO AMENDMENT NO. 12

TO SCHEDULE 13D

Exhibit No.	Description

1	Joint Filing Agreement, dated as of July 14, 2004, among the Reporting Persons.

2	Offer Letter, dated July 13, 2004, from Brian D. Fitzgerald to Security Capital Corporation.